Exhibit 99.2

NEWS RELEASE

MDA SPACE ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING IN THE UNITED STATES

The base shelf prospectus is accessible, and the final prospectus supplement for this offering will be accessible within two business days, through SEDAR+

March 11, 2026 (TORONTO, ON) – MDA Space Ltd. (“MDA Space” or the “Company”) (TSX:MDA) today announced the pricing of its previously announced marketed public offering (the “Offering”) of common shares of MDA Space (the “Common Shares”) in the United States and Canada. The underwriters have agreed to purchase 9,836,065 Common Shares from the Company in the Offering at a price of US$30.50 per share (the “Offering Price”), for aggregate gross proceeds to the Company of approximately US$300 million.

In connection with the initial public offering in the United States, MDA Space has been approved to list its Common Shares on the New York Stock Exchange (the “NYSE”) under the symbol “MDA”. Trading of the Common Shares is expected to commence on the NYSE on March 12, 2026 and will continue on the Toronto Stock Exchange (the “TSX”) under the symbol “MDA”. The Offering is expected to close on or about March 16, 2026, subject to customary closing conditions, including receipt of all necessary approvals of the TSX and the NYSE.

The Offering is being conducted through a syndicate of underwriters led by J.P. Morgan and RBC Capital Markets, who are acting as joint lead active bookrunners, and BMO Capital Markets, Deutsche Bank Securities, Jefferies, Scotiabank, and Canaccord Genuity, who are acting as joint active bookrunners.

MDA Space has also granted the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the underwriting agreement for the Offering, to purchase up to an aggregate of 1,475,409 additional Common Shares at a price per share equal to the Offering Price, representing 15% of the number of Common Shares to be sold pursuant to the Offering.

MDA Space intends to use the net proceeds of the Offering to allow the Company to pursue its growth strategies, including expanding its customer base and solutions, supporting the growth of existing customers, and pursuing other strategic opportunities, which may include acquisitions or investments. MDA Space may also use a portion of the net proceeds of the Offering for general corporate purposes, including the repayment of a portion of amounts outstanding under the Company’s existing credit facilities.

In connection with the Offering, MDA Space has filed a preliminary prospectus supplement to its base shelf prospectus filed on August 7, 2025, and will file a final prospectus supplement to its base shelf prospectus, with the securities regulatory authorities in each of the provinces and territories of Canada. The preliminary prospectus supplement and a base shelf prospectus have also been filed, and the final prospectus supplement will also be filed, with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system. Access to the final prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The base shelf prospectus is accessible, and the final prospectus supplement will be accessible within two business days from the date hereof, through SEDAR+ at www.sedarplus.ca.

The Offering is being made in Canada only by means of the base shelf prospectus and the applicable prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and the applicable prospectus supplement. Such documents contain important information about the Offering and prospective investors should read such documents, as well as the documents incorporated by reference therein, for more complete information about the Company and the Offering before making an investment decision. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR+ at www.sedarplus.ca, and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of the final prospectus supplement will be accessible within two business days of the date hereof on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. An electronic or paper copy of the final prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents may be obtained, without charge, from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or RBC Capital Markets LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, by phone at 1-877-822-4089, or via email at equityprospectus@rbccm.com. by providing the contact with an email address or address, as applicable.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About MDA Space

Building the space between proven and possible, MDA Space (TSX:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that's been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we'll take you there.

Forward-Looking Statements

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management's current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding: the conduct of the Offering, the intended listing of the Common Shares on the NYSE and the TSX, the intended use of proceeds of the Offering, and the filing of the final prospectus supplement and amended registration statement. In some cases, forward-looking statements can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding general economic and political conditions, the Company’s future growth initiatives, and the Company’s ability to complete the Offering. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Offering will not be completed, as well as those risks described in the base shelf prospectus filed on August 7, 2025 and the preliminary prospectus supplement, available on SEDAR+ at www.sedarplus.ca, including the documents incorporated by reference therein (including the risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026), and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company's control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space